Filed by D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

DPCM Capital Inc. (NYSE: XPOA)

DPCM Capital Inc. (NYSE: XPOA), a special purpose acquisition company, on February 9, 2022, announced its entry into a definitive transaction agreement with D-Wave Systems Inc., a company with approximately 20 years of experience in pioneering superconducting annealing quantum computers. Upon closing of the transaction, shares of D-Wave Quantum Inc. – a newly formed company that will be the parent company of D-Wave Systems and DPCM Capital – are expected to trade on the NYSE under ticker symbol ‘QBTS’.

The transaction, which is subject to the satisfaction of customary closing conditions, is expected to enhance D-Wave’s leadership in commercial quantum computing and accelerate quantum use cases into significant customer segments.

D-Wave is a leader in quantum computing systems, software and services focused on delivering customer value via practical quantum applications for problems such as logistics, artificial intelligence, materials sciences, drug discovery, scheduling, cybersecurity, fault detection and financial modeling. As the only provider building both annealing and gate-model quantum computers, the company is unlocking commercial use cases in optimization today, while building the technologies that will enable new solutions tomorrow.

D-Wave is a pioneer in quantum computing, with a history of delivering the world’s first commercial quantum computer; the first real-time quantum cloud service; countless hardware and software product and research milestones; and the planned first cross-platform quantum solution which will deliver both annealing and gate-model quantum computers to customers via an integrated platform. Its current commercial product offerings include: Advantage™ (fifth generation quantum computer), Leap™ (quantum cloud service), Launch™ (quantum computing onboarding service) and Ocean™ (full suite of open-source programming tools).

D-Wave’s relentless pursuit of practical quantum computing has resulted in the technology being used today by some of the world’s most advanced enterprises – more than 25 of the Forbes Global 2000 use D-Wave.

D-Wave’s commercial customers include blue-chip industry leaders like Volkswagen, Accenture, BBVA, NEC Corporation, Save-On-Foods, DENSO and Lockheed Martin. The company boasts an extensive IP portfolio featuring more than 200 issued U.S. patents and over 100 peer-reviewed papers published in leading scientific journals.

Founded in 1999, D-Wave is the world’s first commercial supplier of quantum computers. With headquarters and the Quantum Engineering Center of Excellence based near Vancouver, Canada, D-Wave’s U.S. operations are based in Palo Alto, California.

Advantage™ Quantum Computer

With the Advantage™ Quantum Computer, D-Wave has incorporated two decades of experience and over 10 years of customer feedback to create the first and only quantum computer designed for business. The platform features a new processor architecture with over 5,000 qubits and 15-way qubit connectivity. This is 2.5x more connections and more than double the number of qubits than the company’s previous generation quantum computer.

D-Wave’s quantum computers, first located in its facilities in British Columbia, have been available to North American users through its Leap™ quantum cloud service since 2018. It has since introduced new Advantage systems in Julich, Germany, and most recently, Marina Del Rey, California, which marked the availability of the first Advantage quantum computer physically located in the United States.

That new deployment is part of the USC-Lockheed Martin Quantum Computing Center (QCC) hosted at USC’s Information Sciences Institute (ISI), a unit of the University of Southern California’s prestigious Viterbi School of Engineering. Additionally, Amazon Web Services (AWS) and D-Wave announced that the U.S.-based system is available for use in Amazon 2racket, expanding the number to three different D-Wave quantum systems available to AWS users.

Leap Quantum Cloud Service

D-Wave’s customers interface with its systems through the Leap™ quantum cloud service. Leap delivers immediate, real-time access to the company’s Advantage quantum computer and quantum hybrid solver service, all with enterprise-class performance and scalability.

Leap allows developers proficient in Python to get started building and running quantum applications. Through a seamless and secure cloud-based connection, users can easily start solving complex problems of up to 1 million variables and 100,000 constraints.

Using Leap, D-Wave customers have developed quantum hybrid applications for use cases in manufacturing, logistics, financial services, life sciences, materials science, retail and transportation. By eliminating the need to wait hours, days or weeks to get good answers to a broad array of problems, D-Wave is helping businesses move forward.

D-Wave Launch

D-Wave Launch™ is the company’s onboarding platform aimed at helping businesses easily start their quantum journey. Through this program, D-Wave’s team of experts and partners aid enterprises in identifying best use cases for quantum and work with them to develop a proof of concept and production pilot.

From there, the team coordinates with customers to get their hybrid quantum applications up and running, providing ongoing Leap quantum cloud access to ensure the application is operating smoothly and delivering real business value.

Target Verticals

While the potential applications for quantum computing are effectively limitless, D-Wave has identified a number of industry verticals as key areas of focus for its quantum architecture, providing case studies for each. These include:

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Manufacturing – D-Wave worked with Volkswagen to identify a commercial optimization application, the binary paint shop problem, which was run on D-Wave’s hybrid solver service. The solver outperformed four purely classical methods on problem sizes at commercial scale (N=3,000). In a separate project, similar inputs were tested using a leading ion trap system, which failed to find any commercial solution.

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Life Sciences – Menten AI makes use of D-Wave quantum computing to assist in the design of novel therapeutic peptides—short strings of amino acids that can act as potent drugs. With the rise of COVID-19, D-Wave’s Advantage system made it possible to identify molecules that might be especially well-suited for binding and inhibiting the related spike protein, producing several promising peptide designs.

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Finance – Multiverse Computing, a leader in developing quantum solutions for the financial sector, leveraged D-Wave’s hybrid solver service in a collaboration with BBVA, one of the world’s largest financial institutions. Multiverse demonstrated management strategies that far exceeded the granularity of traditional returns in a fraction of the time, helping BBVA identify a low-risk portfolio for investment.

Market Opportunity

The quantum computing total addressable market is projected to grow between $450 billion and $850 billion over the next 15 to 30 years, with between $5 billion and $10 billion of anticipated TAM growth coming in the next three to five years, according to Boston Consulting Group. Driving factors behind this growth include rising investments in quantum computing tech by governments and an increasing number of commercial use-cases.

Forward-thinking organizations see quantum as an opportunity to move ahead of the competition. From finding efficiencies and reducing waste to decreasing time to solution and solving problems abandoned due to complexity, the business value is real. According to data from 451 Research, 40% of large enterprises are already experimenting with quantum computing.

D-Wave is strategically positioned – in an industry with significant barriers to entry – as evident by a decades-long track record serving a roster of blue-chip customers. The company is singularly focused on helping its customers achieve clear value by leveraging quantum computing in practical business applications. With a full stack of systems, software, developer tools and services, D-Wave is working to enable enterprises, governments, developers and researchers to access the power of quantum computing, thereby providing an intriguing opportunity for prospective investors.

D-Wave’s current investor base includes PSP Investments, Goldman Sachs, BDC Capital, NEC Corporation, Aegis Group Partners and In-Q-Tel.

Leadership Team

Dr. Alan Baratz has served as the CEO of D-Wave since 2020. Previously, as Executive Vice President of R&D and Chief Product Officer, he drove the development, delivery, and support of all of D-Wave’s products, technologies, and applications. Dr. Baratz has over 25 years of experience in product development and bringing new products to market at leading technology companies and software startups. As the first president of JavaSoft at Sun Microsystems, he oversaw the growth and adoption of the Java platform from its infancy to a robust platform supporting mission-critical applications in nearly 80 percent of Fortune 1000 companies. He has also held executive positions at Symphony, Avaya, Cisco, and IBM. Dr. Baratz holds a doctorate in computer science from the Massachusetts Institute of Technology.

John Markovich is the company’s CFO. He brings to D-Wave over three decades of experience working with rapidly growing private and public technology companies across all stages of development. Mr. Markovich has directed the finance, accounting, tax, treasury, M&A, legal, operations, customer service, IR, HR, and IT functions for companies ranging from privately held pre-revenue startups to an NYSE-listed Fortune 500 multi-national company with over $1.2 billion in annual revenue. During his career, he has negotiated and closed over 150 debt, equity, M&A, and joint venture transactions exceeding $2.5 billion in value; over a dozen private placements; nearly a dozen M&A transactions; and several international joint ventures. Mr. Markovich holds a BS in Business from Miami University and an MBA from the Michigan State Graduate School of Business.

Investment Considerations

•	D-Wave Systems Inc. is the world’s first commercial supplier of quantum computers.

•	The company’s customers include blue-chip industry leaders like Volkswagen, Accenture, BBVA, NEC Corporation, Save-On-Foods, DENSO and Lockheed Martin.

•	The Advantage™ Quantum Computer is currently on its 5th generation, featuring 2.5x more connections and more than double the number of qubits of its predecessor.

•	Leap™ delivers immediate, real-time enterprise access to the company’s Advantage quantum computer through the cloud.

•	D-Wave’s current investor base includes PSP Investments, Goldman Sachs, BDC Capital, NEC Corp., Aegis Group Partners and In-Q-Tel.

•	The global quantum computing market is forecast to reach $3.2 billion by 2028, expanding at a CAGR of 30.8% from 2021.

Important Information About the Proposed Transaction between D-Wave Systems Inc. “D-Wave” and DPCM Capital, Inc. “DPCM Capital” and Where to Find It:

A full description of the terms of the transaction between D-Wave and DPCM Capital is provided in a registration statement on Form S-4, as amended, filed with the Securities and Exchange Commission (the “SEC”) by D-Wave Quantum Inc. that includes a prospectus with respect to the combined company’s securities, to be issued in connection with the transaction and a proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the transaction. D-Wave Quantum Inc. and DPCM Capital urge investors, stockholders, and other interested persons to read the proxy statement/ prospectus, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM Capital, D-Wave, and the transaction. DPCM Capital commenced mailing the definitive proxy statement/prospectus to its stockholders on or about July 13, 2022 in connection with the transaction. Stockholders also may obtain a copy of the registration statement on Form S-4, as amended—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mward@hstrategies.com. The definitive proxy statement/prospectus included in the registration statement, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed transaction, including the structure of the proposed transaction; the total addressable market for quantum computing; the increased adoption of quantum computing solutions and expansion of related market opportunities and use cases; and the anticipated benefits of the proposed transaction. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including risks relating to general economic conditions, risks relating to the immaturity of the quantum computing market and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DPCM Capital’s Annual Report on Form 10-K filed with the SEC on March 15, 2022, and in the proxy statement/prospectus filed by D-Wave Quantum Inc. in connection with the proposed transaction, and other filings with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that D-Wave Quantum Inc., DPCM Capital, or D-Wave will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D- Wave Quantum Inc., DPCM Capital, or D-Wave, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM Capital, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM Capital’s stockholders in respect of the transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM Capital’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus for the transaction. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM Capital’s stockholders in connection with the proposed transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, is included in the definitive proxy statement/prospectus.